02060168

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

SUPPL

Press Releases

Attention Business Editors:

Mosaic Group Third Quarter Results Conference Call Details

TORONTO, Nov. 7 /CNW/ - Mosaic Group Inc. (TSX: MGX), a leading independent marketing and sales solutions company with capabilities in the US, Canada and the UK, announced today it will be releasing third quarter results on Tuesday November 26, 2002 at 4:30 p.m. EST, and holding a conference call to review such results and the Company's financial outlook on Wednesday November 27, 2002 at 8 a.m. EST.

For those wishing to participate in the conference call, please use one of the following numbers:

For Toronto calls and overseas: 416-640-4127
For toll-free in North America: 1-800-814-3911
72-hour playback: 416-640-1917 Access code 216617 (pound key) or 1-877-289-8525 Access code 216617 (pound key).

The call will also be web cast on Mosaic's web site at www.mosaic.com in the Investor Relations section.

Mosaic Group Inc., with operations in the United States, Canada, and the United Kingdom, is a world-leading provider of results-driven, measurable marketing solutions for global brands. Mosaic specializes in three functional solutions: Direct Marketing Customer Acquisition and Retention Solutions; Marketing & Technology Solutions; and Sales Solutions & Research, offered as integrated end-to-end solutions. Mosaic differentiates itself by offering solutions steeped in technology, driven by efficiency and providing measurable and sustainable results for our Brand Partners. Mosaic trades on the TSE under the symbol MGX. Further information on Mosaic can be found on its web site at www.mosaic.com.

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For further information: Ben Kaak, EVP & CFO (416) 813-4272, Mosaic Group Inc., Email: kaakb@mosaicgroupinc.com; Donna Cox-Davies, VP Communications (416) 813-4279, Mosaic Group Inc. (201) 242-3520, email: cox-daviesd@mosaicgroupinc.com

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